Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

December 16, 2009

Item 3.  News Release

A news release dated December 18, 2009 was disseminated to various media outlets and other publications.

Item 4.  Summary of Material Change

The Company reported that it has entered into a letter of intent with KGIC Education Group (“KGIC”) of Vancouver, BC, to acquire all of the assets of KGIC.

Item 5.1  Full Description of Material Change

The Company reported that it has entered into a non-binding letter of intent to acquire all of the assets of KGIC.  The parties will conduct legal and accounting due diligence reviews while the formal purchase agreement is being prepared.  The acquisition is slated for closing in early 2010.  Details of the transaction will be announced upon closing.

KGIC is one of the largest private English language training schools and business colleges in Canada with seven campuses in Canada and KGIC training centres and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.  In 2008 and 2009 KGIC enrolled over 6,200 students and 6,400 students respectively.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

December 18, 2009.